EXHIBIT 99.2

GOLD STANDARD VENTURES CORP.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE THREE MONTHS ENDED MARCH 31, 2012

EXPRESSED IN CANADIAN DOLLARS

GOLD STANDARD VENTURES CORP.
 (An Exploration Stage Company)
March 31, 2012
(Expressed in Canadian Dollars - unaudited)

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian Dollars - unaudited)

	March 31,	December 31,
	2012	2011
	$	$
Assets

Current
Cash and cash equivalents (Note 3)	8,724,263	7,886,869
Receivables (Note 4)	69,694	93,596
Prepaid expenses	164,661	71,508
	8,958,618	8,051,973

Property and equipment (Note 5)	54,597	58,912

Mineral property interests (Note 6)	21,610,708	17,126,450

Reclamation bond (Note 7)	111,304	75,207

	30,735,227	25,312,542

Liabilities

Current
Accounts payable and accrued liabilities (Note 8)	2,371,609	1,210,776
Due to shareholders (Note 11)	2,005	2,005
	2,373,614	1,212,781

Shareholders' equity
Capital stock (Note 9)	33,081,103	27,828,590
Reserves (Note 9)	4,541,510	3,852,852
Deficit	(9,261,000)	(7,581,681)
	28,361,613	24,099,761

	30,735,227	25,312,542

Nature and Continuance of Operations (Note 1), Commitments (Note 14) and Subsequent Events (Note 15)

Approved and authorized by the Board on May 30, 2012.

On Behalf of the Board:
“Jonathan Awde”	“Richard Silas”
Jonathan Awde, Director	Richard Silas, Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2012	2011
	$	$
Expenses
Advertising and promotion	22,132	20,062
Bank charges	3,134	1,069
Consulting fees	53,200	40,473
Depreciation	4,315	4,315
Foreign exchange loss (gain)	(27,531)	7,165
Insurance	8,319	4,586
Investor relations	65,058	36,096
Management fees	102,000	82,000
Office	57,259	37,528
Professional fees	127,479	26,052
Property investigation	-	16,613
Regulatory and shareholder services	44,197	22,037
Rent	31,608	30,227
Share-based compensation (Note 9)	955,208	843,629
Travel and entertainment	191,010	67,132
Wages and salaries	57,963	34,063

Loss before other items	(1,695,351)	(1,273,047)

Other items
Interest income	16,032	296
Loss on debt settlement (Note 9)	-	(242,309)

Loss and comprehensive loss for the period	(1,679,319)	(1,515,060)

Basic and diluted loss per share	(0.03)	(0.03)

Weighted average number of common
shares outstanding	62,347,708	47,336,579

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian Dollars - unaudited)

	For the three months ended March 31,
	2012	2011
	$	$
Cash flows used in operating activities
Net loss for the period	(1,679,319)	(1,515,060)
Items not affecting cash:
Depreciation	4,315	4,315
Share-based compensation	955,208	843,629
Loss on debt settlement	-	242,309
Changes in non-cash working capital items
Decrease (increase) in receivables	23,902	(39,097)
Increase in prepaid expenses	(93,153)	(55,539)
Increase (decrease) in accounts payable	52,152	(81,336)
	(736,895)	(600,779)

Cash flows used in investing activities
Reclamation bonds	(36,097)	-
Mineral property expenditures	(3,375,577)	(797,821)
	(3,411,674)	(797,821)

Cash flows from financing activities
Proceeds from share issuances	-	11,950,000
Share issuance costs	-	(892,950)
Proceeds from exercise of warrants	4,935,713	1,859,002
Proceeds from exercise of stock options	50,250	-
	4,985,963	12,916,052

Net change in cash and cash equivalents	837,394	11,517,452

Cash and cash equivalents, beginning of period	7,886,869	4,109,636

Cash and cash equivalents, end of period	8,724,263	15,627,088

Non-cash transactions
Financing fees - warrants	-	752,464
Shares issued for debt settlement	-	467,309
Mineral property expenditures in accounts payable at period end	2,019,329	85,533
Share issuance costs in accounts payable at period end	-	69,560

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
(Expressed in Canadian Dollars - unaudited)

	Number of Shares Issued	Capital Stock	Reserves	Deficit	Total Shareholders' Equity
		$	$	$	$
Balance at December 31, 2010	42,735,559	12,855,676	2,111,153	(3,739,471)	11,227,358

Shares issued for cash	12,578,947	11,950,000	-	-	11,950,000
Warrants exercised	1,973,184	1,933,404	(74,402)	-	1,859,002
Shares issued for debt settlement	346,155	467,309	-	-	467,309
Share issuance costs	-	(892,950)	-	-	(892,950)
Agents warrants issued for private placements	-	(752,464)	752,464	-	-
Share-based compensation	-	-	843,629	-	843,629
Stock options cancelled	-	-	(237,432)	237,432	-
Net loss for the period	-	-	-	(1,515,060)	(1,515,060)
Balance at March 31, 2011	57,633,845	25,560,975	3,395,412	(5,017,099)	23,939,288

Warrants exercised	2,923,007	2,146,532	(37,567)	-	2,108,965
Stock options exercised	120,000	149,083	(71,083)	-	78,000
Share issuance costs	-	(28,000)	-	-	(28,000)
Share-based compensation	-	-	625,328	-	625,328
Stock options cancelled	-	-	(59,238)	59,238	-
Net loss for the period	-	-	-	(2,623,820)	(2,623,820)
Balance at December 31, 2011	60,676,852	27,828,590	3,852,852	(7,581,681)	24,099,761

Warrants exercised	5,045,412	5,157,705	(221,992)	-	4,935,713
Stock options exercised	75,000	94,808	(44,558)	-	50,250
Share-based compensation	-	-	955,208	-	955,208
Net loss for the period	-	-	-	(1,679,319)	(1,679,319)
Balance at March 31, 2012	65,797,264	33,081,103	4,541,510	(9,261,000)	28,361,613

The accompanying notes are an integral part of these condensed interim consolidated financial statements

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 1 - Nature and Continuance of Operations

Gold Standard Ventures Corp. (the “Company”) was incorporated on February 6, 2004 under the Business Corporations Act of British Columbia and is listed for trading on the TSX Venture Exchange (“TSX-V”) under the symbol V.GV.

The Company’s head office, principal address and registered and records office is located at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, Canada, V6C 1B4.

The Company’s mineral properties are at the exploration stage and are without a known body of commercial ore.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.  The amounts shown as mineral property costs represent acquisition, holding and deferred exploration costs and do not necessarily represent present or future recoverable values.  The recoverability of the amounts shown for mineral property costs is dependent upon the Company obtaining the necessary financing to complete the exploration and development of the properties, the discovery of economically recoverable reserves and future profitable operations.

These unaudited condensed interim consolidated financial statements have been prepared on the assumption that the Company and its subsidiaries will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations.  Different bases of measurement may be appropriate if the Company is not expected to continue operations for the foreseeable future.  As at March 31, 2012, the Company had not advanced its properties to commercial production and is not able to finance day to day activities through operations.  The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months with current cash on hand, proceeds from the exercise of warrants and stock options, and further private placements.

NOTE 2 - Significant Accounting Policies and Basis of Preparation

The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements.

Statement of compliance
These condensed interim consolidated financial statements, including comparatives, have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”).

This condensed interim financial report does not include all of the information required of a full annual financial report and is intended to provide users with an update in relation to events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since the end of the last annual reporting period.  It is therefore recommended that this financial report be read in conjunction with the annual financial statements of the Company for the year ended December 31, 2011.

The accounting policies applied in preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011.

Basis of presentation
These condensed interim consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable.  The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation

Basis of consolidation
These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, JKR Gold Resources Inc., JKR Gold Resources (USA) Inc., JMD Exploration Corp. and Gold Standard Ventures (US) Inc. The Company’s Canadian subsidiaries are holding companies while its US subsidiaries are operating companies. All significant intercompany accounts and transactions between the Company and its subsidiaries have been eliminated upon consolidation.

Foreign currency translation

The functional currency of an entity is the currency of the primary economic environment in which the entity operates. The functional currency of the Company and each of its subsidiaries is the Canadian dollar. The functional currency determinations were conducted through an analysis of the consideration factors identified in IAS 21, The Effects of Changes in Foreign Exchange Rates.

Transactions in currencies other than Canadian dollars are recorded at exchange rates prevailing on the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate while non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at the exchange rates approximating those in effect on the date of the transactions.  Exchange gains and losses arising on translation are included in comprehensive loss.

Use of estimates
The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported revenues and expenses during the period.

Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

The most significant accounts that require estimates as the basis for determining the stated amounts include the recoverability of mineral properties, valuation of share-based compensation, and recognition of deferred tax amounts.

Critical judgments exercised in apply accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are as follows:

Economic recoverability and probability of future economic benefits of mineral property interests

Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Determination of functional currency

The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions with the reporting entity.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 2 - Significant Accounting Policies and Basis of Preparation – (continued)

Use of estimates (continued)

Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

Valuation of share-based compensation

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Accounting pronouncements not yet adopted
A number of new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the three months ended March 31, 2012 and have not been applied in preparing these financial statements.  The Company is currently considering the possible effects of the new and revised standards which will be effective subsequent to the Company’s financial statements for the year ending December 31, 2012 or later:

Required
application date
Title of the new IFRS standard	of the IFRS

IFRS 9, Financial Instruments	For periods beginning on or
after January 1, 2015.

IFRS 10, Consolidated Financial Statements	For periods beginning on or
after January 1, 2013.

IFRS 11, Joint Arrangements	For periods beginning on or
after January 1, 2013.

IFRS 12, Disclosure of Interests in Other Entities	For periods beginning on or
after January 1, 2013.

NOTE 3 – Cash and cash equivalents

	March 31, 2012	December 31, 2011
	$	$
Cash at bank	3,686,681	1,707,465
Cash held in lawyers’ trust account	28,835	86,576
Cash equivalents	5,008,747	6,092,828

	8,724,263	7,886,869

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 4 - Receivables

	March 31, 2012	December 31, 2011
	$	$
Sales tax receivable	69,197	92,579
Employee advances	497	1,017

	69,694	93,596

NOTE 5 - Property and Equipment

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2011 and March 31, 2012	65,275	21,028	86,303
Depreciation:
At December 31, 2011	19,583	7,808	27,391
Charge for the period	3,264	1,051	4,315
At March 31, 2012	22,847	8,859	31,706
Net book value:
At December 31, 2011	45,692	13,220	58,912
At March 31, 2012	42,428	12,169	54,597

	Leasehold improvements	Furniture and fixtures	Total
	$	$	$
Cost:
At December 31, 2010 and 2011	65,275	21,028	86,303
Depreciation:
At December 31, 2010	6,527	3,603	10,130
Charge for the period	13,056	4,205	17,261
At December 31, 2011	19,583	7,808	27,391
Net book value:
At December 31, 2010	58,748	17,425	76,173
At December 31, 2011	45,692	13,220	58,912

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Mineral Property Interests

Expenditures for the fiscal period related to mineral properties located in Nevada, USA are as follows:

	Crescent Valley	Railroad	Camp Douglas	South Railroad	Total
	$	$	$	$	$

Balance as at December 31, 2010	1,215,139	6,839,955	126,704	-	8,181,798

Claim maintenance fees	72,325	159,782	29,402	-	261,509
Consulting	40,941	494,421	13,811	9,164	558,337
Data Analysis	2,402	18,225	68,898	-	89,525
Drilling/Exploration	368,615	5,664,552	-	-	6,033,167
Equipment	2,035	28,093	-	-	30,128
Geological	1,235	37,032	42,996	-	81,263
Lease payments	145,997	129,724	49,020	83,288	408,029
Sampling and processing	15,879	233,478	14,914	-	264,271
Site development	-	281,582	-	-	281,582
Supplies	65,516	793,462	8,079	-	867,057
Travel	-	65,884	3,900	-	69,784
	714,945	7,906,235	231,020	92,452	8,944,652

Balance as at December 31, 2011	1,930,084	14,746,190	357,724	92,452	17,126,450

Claim maintenance fees (recovery)	-	(40,079)	-	-	(40,079)
Consulting	21,819	190,135	11,505	2,062	225,521
Data Analysis	4,598	6,446	1,006	-	12,050
Drilling/Exploration	-	2,952,117	439,193	-	3,391,310
Equipment	-	8,183	1,732	-	9,915
Geological	4,249	25,797	21,436	-	51,482
Lease payments	-	-	-	29,715	29,715
Sampling and processing	99,216	112,939	4,253	-	216,408
Site development	-	104,672	-	-	104,672
Supplies	-	368,725	88,955	-	457,680
Travel	-	22,371	3,213	-	25,584
	129,882	3,751,306	571,293	31,777	4,484,258

Balance as at March 31, 2012	2,059,966	18,497,496	929,017	124,229	21,610,708

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Mineral Property Interests – (continued)

Crescent Valley North Project

In September 2009, the Company entered into an option agreement to acquire a 100% interest in four lease agreements, collectively known as the Crescent Valley North property ("CVN") from Aurelio Resources Corporation ("Aurelio").  In order to earn the interest, the Company must complete the following by August 2012:

•	Pay Aurelio US$100,000 and reimbursement of US$16,567 of closing costs (paid)
•	Issue 600,000 common shares to Aurelio (issued at a value of $228,000)
•	Pay Aurelio US$100,000 on or before August 31, 2010 (paid)
•	Incur exploration expenditures of US$1,500,000 on or before August 31, 2012, with the Company having the option of making a cash payment to Aurelio of any shortfall
•	Assume the obligations on each of the four underlying lease agreements

The underlying lease agreements consist of the Mathewson Lease (“Mathewson”), the WFW Lease (“WFW”), the KM/IC Lease (“KM/IC”), and the KM/RC Lease (“KM/RC”).  The annual lease payments in US$ are as follows:

Lessor	Mathewson	WFW	KM/IC	KM/RC	Total

Year
2009	$ 35,000	$ 12,500	$ 25,000	$ 25,000	$ 97,500	(Paid)
2010	40,000	12,500	30,000	30,000	112,500	(Paid)
2011	45,000	12,500	35,000	35,000	127,500	(Paid)
2012	50,000	17,500	40,000	40,000	147,500
2013	55,000	17,500	45,000	45,000	162,500
2014	60,000	17,500	50,000	50,000	177,500
Onward	60,000	17,500	50,000	50,000	177,500

Aurelio also has a 1% net smelter royalty (“NSR”) on each of the four properties.  The Mathewson lease, KM/IC lease and KM/RC lease are each subject to a 4% NSR, of which 2% can be bought down on a sliding scale dependent on the price gold.

The WFW lease is subject to a 3% NSR, of which 2% can be bought down on a sliding scale dependent on the price of gold.

The Mathewson lease, KM/IC lease and KM/RC lease are held by an officer and director of the Company.

In August 2011, the Company entered into two mining lease agreements to acquire a 100% interest in certain claims contiguous with the Crescent Valley North property for a lease term of ten years subject to total annual lease payments in US$ as follows:

Year
2011	$20,000	(paid)
2012	20,000
2013	30,000
2014	40,000
2015	50,000
2016-2020	60,000

Each lease has an option to purchase prior to commencement of any mining activities for US$1.5 million and is subject to a 3% NSR with a buy-down right of 1% for US$300,000 at any time. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Mineral Property Interests – (continued)

Railroad Project

In August 2009, the Company entered into an agreement to acquire a 100% interest in certain claims comprising the Railroad Property in Nevada from Royal Standard Minerals, Inc (“RSM”) and its subsidiaries.  The Railroad property is subject to three underlying lease agreements as follows:
a.
Aladdin Sweepstakes Consolidated Mining Company (“Aladdin”) Lease/Purchase Agreement dated August 1, 2002; whereby RSM was granted the option to purchase the property on or before August 1, 2009 for a lump sum payment of US$2,000,000 less any lease payments as credits towards the payment, subject to a retained 1% NSR.  As of August 2009, RSM had made total lease payments of $235,000.

b.
Tomera Mining Lease dated January 22, 2003, which is subject to annual lease payments and expiring in January 2011. This lease is also subject to a 5% NSR.  The lease was not extended in January 2011 but was replaced with five separate leases which were entered into in September 2010 as described below.

c.	Sylvania Mining Lease Agreement dated December 1, 2005 which is subject to annual lease payments and expiring in December 2021. This lease is also subject to a 5 % NSR.

  To acquire the interest in the Railroad property, the Company must:
•	Pay the remaining balance of US$1,765,000 to Aladdin (paid)
•	Pay US$1,200,000 to RSM (paid)
•	Pay the final lease payment of US$31,800 on the Tomera Mining Lease (paid)
•	Pay the 2009 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay the 2010 lease payment of US$8,000 on the Sylvania Mining Lease (paid)
•	Pay future annual lease payments under the Sylvania Mining Lease of US$20,000 per annum until 2020.

RSM will retain a 1% NSR on the entire property and certain claims are subject to a 1.5% Mineral Production Royalty payable to Kennecott Holdings Corporation.

In September 2010, the Company entered into five mining lease agreements to acquire additional parcels of private surface and mineral rights properties contiguous with the Railroad property subject to total annual lease payments in US$ as follows:

Year
2010	$70,040	(Paid)
2011	70,040	(Paid)
2012	70,040
2013	78,588
2014	78,588
2015	87,137
2016	87,137
Onward	96,887

Of the five mining lease agreements, three lease agreements are subject to a 5% NSR. One of these three lease agreements has a buy-down right of 1% for US$1 million in year five and a further 2% for US$3 million in year eight. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Mineral Property Interests – (continued)

Railroad Project (continued)

In May 2011, the Company entered into a minerals lease and agreement with Newmont USA Limited (“Newmont”) to lease four sections and acquire a 100% right to prospect and explore for minerals on and beneath the leased lands. Two of the four sections are staked public lands which carry no underlying royalty. The other two sections are private surface and minerals lands subject to a total annual lease payment of US$39,680 and an underlying 5% net smelter royalty. Under the terms of the agreement, the Company is required to spend a minimum of US$100,000 on exploration before the second anniversary date and to maintain the lease. The Company will be subject to escalating yearly work commitments in the aggregate amount of US$2.5 million over a period of six years. Beginning on the seventh year, the Company will be subject to an annual work commitment of US$300,000, or the Company will be required to pay an annual rental payment of US$33,600 to Newmont.

Newmont has a first back-in right on or before delivery of a positive feasibility study, enabling Newmont to earn a 51% interest in the lease by incurring expenditures totaling 150% of the expenditures made by the Company. If Newmont elects not to exercise the back-in right, Newmont will deed the claims and assign the leases on the leased lands to the Company in exchange for the Company’s executing a royalty deed conveying a 3% NSR on the claims and a 1% NSR on the leased lands to Newmont. If Newmont exercises its first back-in right, it has a second back-in right to earn an additional 19% interest in the lease by expending an additional 100% of the expenditures made by the Company. The project would then revert to a joint venture between Newmont (70%) and the Company (30%).

Camp Douglas Project

In August 2010, the Company entered into a mining lease and option to purchase agreement with Diversified Inholdings, LLC, a US company, to acquire, subject to a 4% net smelter royalty, a 100% interest in the Camp Douglas project consisting of certain unpatented mineral claims in Mineral County, Nevada.  Under the terms of the agreement, the Company is to pay cumulative lease payments of US$550,000 and incur exploration expenditures of US$900,000 by August 2018.  As at March 31, 2012, the Company had paid US$95,000 in lease payments and incurred US$729,786 in exploration expenditures.  Further lease payments and annual expenditures after 2018 will be subject to negotiation.

The Company has the option to purchase a 100% interest in the property for an amount of US$100,000.  The Company may exercise the option only after it commits to commence development of a mine or mining on the property and completes a feasibility study for development of a mine or mining on the property.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 6 - Mineral Property Interests – (continued)

South Railroad Project

Between October 2011 to March 2012, the Company entered into thirteen mining lease agreements to acquire a 100% interest in certain claims, collectively known as the South Railroad project (“South Railroad”), for a lease term of ten years with an option to extend the lease term for an additional ten years. These leases are subject to total annual lease payments in US$ as follows:

Year
2011	$ 63,522	(Paid)
2012	69,090
2013	69,090
2014	81,794
2015	82,908
2016	95,612
2017	96,726
2018	109,430
2019	110,544
2020	110,544
2021 and onward	120,796

The lease payment will be cumulatively credited to the Company’s account and will be applied against the Company’s obligation to pay the NSR payment up to 80% of the total lease payment. In addition to the lease payments, the Company paid total signing bonuses of US$42,000 with respect to the signing of the leases. Each lease is subject to a 5% NSR. The lease payments are required to be paid on each agreement’s anniversary date to keep the exploration rights in effect.

NOTE 7 - Reclamation Bonds

In relation to its mineral property interests, the Company has posted reclamation bonds of $111,304 (US$110,216) (December 31, 2011 - $75,207 (US$73,931)).

NOTE 8 – Accounts Payable and Accrued Liabilities

	March 31, 2012	December 31, 2011
	$	$
Accounts payable	1,588,175	665,801
Accrued liabilities	783,434	544,975

	2,371,609	1,210,776

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Capital Stock and Reserves

Authorized share capital

Unlimited number of common shares without par value

Issued share capital

In February 2011, the Company issued 346,155 shares with a value of $1.35 per share to settle $225,000 of accounts payable, resulting in a loss of $242,309.

In March 2011, the Company closed a non-brokered financing, whereby 12,578,947 shares were issued for proceeds of $11,057,050 net of cash commissions and expenses of $892,950.

As at March 31, 2012, the Company has 5,324,791 shares subject to escrow pursuant to the requirements of the TSX-V, and will be released in increments over the next sixteen months.

Share Purchase Warrants

In conjunction with the March 2011 financing, the Company issued 880,527 agent’s warrants exercisable at $0.95 per share for a period of two years. The agent’s warrants were valued at $752,464 calculated using the Black-Scholes option pricing model assuming a life expectancy of two years, a risk free rate of 0.95%, a forfeiture rate of 0%, and volatility of 125%.

During the three months ended March 31, 2012, 5,045,412 warrants were exercised for proceeds of $4,935,713.

A summary of share purchase warrant activities are as follows:

	Number of warrants	Weighted average exercise price
		$
Outstanding and exercisable at December 31, 2010	16,989,448	0.94
Issued	880,526	0.95
Exercised	(4,896,191)	0.72
Outstanding and exercisable at December 31, 2011	12,973,783	0.99
Exercised	(5,045,412)	0.98
Outstanding and exercisable at March 31, 2012	7,928,371	0.99

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Capital Stock and Reserves – (continued)

Share Purchase Warrants (continued)

A summary of the share purchase warrants outstanding at March 31, 2012 is as follows:

Exercise Price	Number Outstanding		Expiry Date
$
1.00	3,008,229		July 12, 2012
1.00	2,684,616	*	September 10, 2012
1.00	1,125,000	*	September 21, 2012
1.00	230,000	*	September 29, 2012
0.95	880,526		March 3, 2013
	7,928,371

*
These warrants are subject to an acceleration clause whereby if the weighted average trading price of the Company’s shares is equal to or exceeds $1.50 per share for a period of 15 consecutive trading days then the Company will have the right to accelerate the expiry dates of the warrants upon 30 days notice. In April 2012, all warrants subject to the acceleration clause were exercised (Note 15).

Stock Options

On June 30, 2010, the shareholders of the Company approved the Company’s adoption of the Stock Option Plan.  The maximum number of common shares reserved for issue under the plan shall not exceed 10% of the outstanding common shares of the Company, as at the date of the grant.  The exercise price of each option granted under the plan may not be less than the Discounted Market Price (as that term is defined in the policies of the TSX-V). Options may be granted for a maximum term of ten years from the date of the grant, are non-transferable and expire within 90 days of termination of employment or holding office as director or officer of the Company and, in the case of death, expire within one year thereafter. Upon death, the options may be exercised by legal representation or designated beneficiaries of the holder of the option.

In January 2011, the Company granted 850,000 stock options for a period of five years, valued at $0.60 per option for a total of $507,937 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.97%, a forfeiture rate of 0%, and volatility of 125%.

In January 2011, the Company also cancelled 700,000 stock options granted in October 2010, and accordingly reversed $152,424 associated with the 300,000 unvested options cancelled at that date.

In February 2011, the Company granted 200,000 stock options for a period of three years, valued at $0.55 per option for a total of $109,295 calculated using the Black-Scholes option pricing model assuming a life expectancy of three years, a risk free rate of  0.97%, a forfeiture rate of 0%, and volatility of 125%.

In March 2011, the Company granted 400,000 stock options for a period of five years, valued at $1.07 per option for a total of $427,397 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of  0.95%, a forfeiture rate of 0%, and volatility of 125%.

In April 2011, the Company granted 350,000 stock options for a period of five years, valued at $1.18 per option for a total of $412,409 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of  0.97%, a forfeiture rate of 0%, and volatility of 125%.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 9 - Capital Stock and Reserves – (continued)

Stock Options (continued)

In June 2011, the Company granted 155,000 stock options for a period of five years, valued at $1.06 per option for a total of $164,343 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 0.93%, a forfeiture rate of 0%, and volatility of 125%.

In February 2012, the Company granted 740,000 stock options for a period of five years, valued at $0.98 per option for a total of $724,722 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

In March 2012, the Company granted 150,000 stock options for a period of five years, valued at $1.54 per option for a total of $230,486 calculated using the Black-Scholes option pricing model assuming a life expectancy of five years, a risk free rate of 1.63%, a forfeiture rate of 0%, and volatility of 125%.

During the three months ended March 31, 2012, 75,000 stock options were exercised for proceeds of $50,250.

A summary of stock options activities are as follows:

	Number of options	Weighted average exercise price
		$
Outstanding at December 31, 2010	3,000,000	0.70
Granted	1,955,000	0.99
Exercised	(120,000)	0.65
Forfeited	(800,000)	0.80
Outstanding at December 31, 2011	4,035,000	0.83
Granted	890,000	1.27
Exercised	(75,000)	0.67
Outstanding at March 31, 2012	4,850,000	0.91

A summary of the stock options outstanding and exercisable at March 31, 2012 is as follows:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Date
$
0.73	200,000	200,000	February 1, 2014
0.65	1,780,000	1,780,000	July 13, 2015
0.82	250,000	250,000	October 6, 2015
0.71	825,000	825,000	January 25, 2016
1.27	400,000	400,000	March 17, 2016
1.40	350,000	350,000	April 5, 2016
1.26	155,000	155,000	June 29, 2016
1.16	740,000	740,000	February 2, 2017
1.82	150,000	150,000	March 29, 2017
	4,850,000	4,850,000

The stock option reserve records items recognized as share-based compensation expense until such time that the stock options are exercised, at which time the corresponding amount will be transferred to share capital. If vested options expire unexercised or are forfeited, the amount recorded is transferred to deficit.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 10 - Segmented Information

The Company has one operating segment, being the acquisition and exploration of mineral properties.  Geographic information is as follows:

	As at March 31, 2012
	Canada	US	Total
	$	$	$
Reclamation bonds	-	111,304	111,304
Property and equipment	44,299	10,298	54,597
Mineral property interests	-	21,610,708	21,610,708
	44,299	21,732,310	21,776,609

	As at December 31, 2011
	Canada	US	Total
	$	$	$
Reclamation bonds	-	75,207	75,207
Property and equipment	47,822	11,090	58,912
Mineral property interests	-	17,126,450	17,126,450
	47,822	17,212,747	17,260,569

NOTE 11 - Related Party Transactions

During the three months ended March 31, 2012, the Company entered into the following transactions with related parties, not disclosed elsewhere in these financial statements:

i.
As at March 31, 2012, an advance of $37,000 (December 31, 2011 - $Nil) to a company controlled by a director and officer of the Company, on account of future expenses and fees was included in prepaid expenses.

ii.
Incurred rent expense of $18,394 (March 31, 2011 - $18,394) to a company controller by a director and officer of the Company. As at March 31, 2012, an advance of $16,913 (December 31, 2011 - $16,913), on account of future expenses and fees was included in prepaid expenses.

iii.	As at March 31, 2012, $4,867 (December 31, 2011 - $Nil) was included in accounts payable and accrued liabilities owing to a director and officer of the Company.

iv.	As at March 31, 2012, $12,000 (December 31, 2011 - $12,720) was included in accounts payable owing to a director of the Company.

v.	Amounts due to shareholders are unsecured, non-interest bearing and have no fixed terms of repayment. As at March 31, 2012, there is a balance outstanding of $2,005 (December 31, 2011 - $2,005).

vi.
In March 2011, the Company granted to a director and officer an NSR of 0.5% to 1% on all properties staked by him and acquired by the Company subject to certain provisions including a buy-down provision of $500,000 per 0.5%.

Summary of key management personnel compensation:

	For the three months ended March 31,
	2012	2011
	$	$
Management fees	102,000	82,000
Professional fees	9,000	3,000
Mineral property expenditures	30,033	36,979
Wages and salaries	7,508	-
Share-based compensation	602,639	557,303
	751,180	679,282

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 12 - Capital Disclosure and Management

The Company considers its capital structure to include the components of shareholders’ equity.  Management’s objective is to ensure that there is sufficient capital to minimize liquidity risk and to continue as a going concern. As an exploration stage company, the Company is currently unable to self-finance its operations.

Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future, or that the terms of such financings will be favourable.

The Company’s share capital is not subject to any external restrictions and the Company did not change its approach to capital management during the period.

NOTE 13 - Financial Instruments and Risk Management

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The Company’s financial instruments consist of cash and cash equivalents, receivables, reclamation bonds, accounts payable and accrued liabilities, and amounts due to shareholders.  The fair value of these financial instruments, other than cash and cash equivalents, approximates their carrying values due to the short-term nature of these instruments.  Cash and cash equivalents is measured at fair value using level 1 inputs.

The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity and commodity price risk.

a)	Currency risk

The Company conducts mineral property exploration activities in the United States.  As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and US dollars. As at March 31, 2012, the Company had a net monetary liability position of US$1,829,805.  Each 10% change in the US dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of $182,980.

b)	Credit risk

Credit risk is risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash and cash equivalents is held in large Canadian financial institutions and is not exposed to significant credit risk.

c)	Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments and does not have any interest bearing debt.

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 13 - Financial Instruments and Risk Management – (continued)

d)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due.  The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances.  The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities.  Management and the Board of Directors are actively involved in the review, planning, and approval of significant expenditures and commitments.

e)	Commodity price risk

The ability of the Company to explore and develop its mineral properties and the future profitability of the Company are directly related to the price of gold.   The Company monitors gold prices to determine the appropriate course of action to be taken.

NOTE 14 - Commitments

a)	Summary of commitment to office leases:

	Vancouver Office	Elko Office	Total
	$	$	$
Payable not later than one year	82,404	53,698	136,102
Payable later than one year and not later than five years	82,404	74,344	156,748
Payable later than five years	-	-	-
Total	164,808	128,042	292,850

b)
In March 2011, the Company signed four separate consulting agreements with consultants, officers, and directors of the Company to provide management consulting and exploration services to the Company for an indefinite term effective January 1, 2011 and one consulting agreement with an officer and director of the Company to provide management consulting services to the Company for an indefinite term effective February 1, 2011. The agreements require total combined payments of $52,500 per month.  Included in each agreement is a provision for a two year payout in the event of termination without cause and three year payout in the event of a change in control. On May 1, 2012, the Board of Directors approved the amendment to these consulting agreements whereby the total combined payment will increase to approximately $70,917 per month.

NOTE 15 – Subsequent Events

a)	In April 2012, all warrants subject to the acceleration clause were exercised (Note 9).

b)
In May 2012, the Company’s Board of Directors approved the amendment to the consulting agreements signed in March 2011 and increased the total combined payment from $52,500 per month to $70,971 per month (Note 14).

GOLD STANDARD VENTURES CORP.
(An Exploration Stage Company)
Notes to Condensed Interim Consolidated Financial Statements
For the three months ended March 31, 2012
(Expressed in Canadian Dollars - unaudited)

NOTE 15 – Subsequent Events – (continued)

c)
Subsequent to March 31, 2012, the Company entered into various lease agreements with certain land holders. All of the leases have a primary term of 10 years, but will continue thereafter as long as commercial mining operations are being conducted on the lands. Each lease is subject to a small upfront signing bonus and annual advance minimum royalty payments for US$17.50 per acre in the first and second year, increasing to US$28.00 per acre in the seventh year. The Company also entered into a surface use agreement with a primary term of 10 years, but will continue thereafter as long as the Company owns or controls properties within a two mile radius of the surface tracts. The surface use agreement is subject to an annual lease payment of US$2,483.

d)	Subsequent to March 31, 2012, 4,372,567 share purchase warrants were exercised at a price of $1.00 per share for total proceeds of $4,372,567.

e)
Subsequent to March 31, 2012, 425,000 stock options were exercised at a price of $0.65 per share for total proceeds of $276,250, 50,000 stock options were exercised at a price of $0.82 per share for total proceeds of $41,000, 100,000 stock options were exercised at a price of $0.75 per share for total proceeds of $75,000 and 75,000 stock options were exercised at a price of $0.71 per share for total proceeds of $53,250.